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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                            ------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 6)

                         The Growth Fund of Spain, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   399877109
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                                 (CUSIP Number)

                                   Dirk Kipp
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                    Germany
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 12, 1998
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                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

                               Page 1 of 5 Pages

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--------------------                                          -----------------
CUSIP No.: 399877109                  13D                     Page 2 of 5 Pages
--------------------                                          -----------------

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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. ID NO. OF ABOVE PERSON

             Bankgesellschaft Berlin AG
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2     CHECK THE APPROPRIATE BOX IF A MEMBER                             (a) [ ]
      OF A GROUP                                                        (b) [ ]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS                                                        WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL                                      [ ]
      PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

             Federal Republic of Germany
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 NUMBER OF           SOLE VOTING POWER                                1,877,800
   SHARES            ----------------------------------------------------------
BENEFICIALLY         SHARED VOTING POWER                                      0
   OWNED             ----------------------------------------------------------
  BY EACH            SOLE DISPOSITIVE POWER                           1,817,800
 REPORTING           ----------------------------------------------------------
PERSON WITH          SHARED DISPOSITIVE POWER                                 0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED                             1,877,800
      BY EACH REPORTING PERSON
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12    CHECK IF THE AGGREGATE AMOUNT IN ROW                                  [ ]
      (11) EXCLUDES CERTAIN SHARES
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13    PERCENT OF CLASS REPRESENTED BY                                     11.3%
      AMOUNT IN ROW (11)
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14    TYPE OF REPORTING PERSON                                               BK
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                               Page 2 of 5 Pages

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This Amendment No. 6 amends and supplements Items 4 and 7 of the Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of The Growth Fund of Spain, Inc. (the "Fund").

ITEM 4.  PURPOSE OF TRANSACTION

         On May 12, 1998, the Bank, as one of the largest shareholders of the Fund, mailed a letter to the Fund in which it stated that it would vote the shares of Common Stock of the Fund held by it against the proposed merger of the Fund and Scudder Spain and Portugal Fund. A copy of the letter is attached to this Amendment No. 6 as an exhibit.

         Except as set forth herein and in the Schedule 13D and amendments thereto previously filed by the Bank, the Bank has not formulated any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Letter, dated May 12, 1998, from Bankgesellschaft Berlin AG to The Growth Fund of Spain, Inc.

                               Page 3 of 5 Pages

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                                   SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 1998                          BANKGESELLSCHAFT BERLIN AG


                                            By: /s/ Dirk Kipp
                                               ---------------------------
                                               Name:  Dirk Kipp
                                               Title: Director



                                            By: /s/ Bartho Schroeder
                                               ---------------------------
                                               Name:  Bartho Schroeder
                                               Title: Director


                               Page 4 of 5 Pages